Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	MONDAY, JUNE 10 2013

Performance Statistics

On-Time Experience for the Weekend (June 7-9)

American	Fri	Sat	Sun	MTD	Target
D-0	51.7	59.9	40.4	54.3	61.7
A+14	78.3	86.7	50.7	76.1	79.8

Eagle
D-0	46.0	63.0	48.0	51.0	67.0
A+14 DOT	61.9	79.0	53.6	62.0	77.5

Every Bag Counts

American	Sun	MTD*	DOT Standard
	3.77	3.01	2.50

* DOT claims per 1000 customers

Announcements

» American’s New Leadership Team is Announced

In a letter to all American and US Airways people this morning, Doug Parker announced the senior leadership team that has been selected to lead the new American Airlines once the merger closes. “As individuals, they each have outstanding industry expertise and experience,” said Doug. “Collectively, they form the best team in the industry.” The team will be comprised of Scott Kirby as President; Elise Eberwein as EVP, People and Communications; Bev Goulet as Chief Integration Officer; Robert Isom as Chief Operating Officer; Steven Johnson as EVP, Corporate Affairs; Derek Kerr as Chief Financial Officer; Maya Leibman as Chief Information Officer; and Will Ris as SVP, Government Affairs. Their job, says Doug, is “to support all of you – to give you the tools and information you need to do your jobs and then let you do it as the exceptional and experienced group of aviation professionals you are.”

Tom Horton also sent a letter to American’s people, commending American’s leadership team for its “extraordinary dedication over many years, and in particular, over the past year and a half to turn our airline around.” And though “there is no doubt more changes and challenges ahead,” Tom believes the “people of both companies have every reason to be optimistic about the future of American and the opportunities it will create.”

» Learn More About the New Leaders in a Special Edition of Arrivals

Interested in learning more about the new senior leadership team once the merger closes? Today’s Special Edition of Arrivals features an in-depth look at the new American’s leaders, complete with brief bios and fun facts, an organizational structure chart, and a note from the People department about the logistics of building this new team. Read it on new Jetnet!

» Online Learning Center Set to Launch June 17

The Online Learning Center, the replacement learning system for the Training Site, will now launch June 17. We moved the “go-live” date to allow a little more time to review records that are moving from Training Site and FastrAAck into the new system. Please feel free to resume your learning activities in the Training Site until 5 p.m. CDT Friday, June 14. As part of our continued investment in our people, the Online Learning Center will enhance your learning experience through better search and help tools, course registration features and reporting options. Please continue to familiarize yourself with the new tool via our web-based training courses in the Training Site (search keyword “SABA”). Learn more about the Online Learning Center in the Learning area of the People Space on new Jetnet.

» Cast Your Vote for American’s Inflight Movies

You have a voice in selecting Mainscreen Movies for domestic and international flights. Each month from the 10th through the 17th, vote for your favorite movies at the American Airlines Entertainment website. The poll is now open for September 2013 movies. Tell us: Which genre will you vote for?

oneworld News

From ATWOnline

Finnair Aims to Double Asia Passenger Numbers by 2020

Newly appointed Finnair CEO Pekka Vauramo sees opportunities to grow the airline and expects passenger numbers to and from Asia to double by 2020. Vauramo said Asia remains part of Finnair’s main business as it “creates more than 50 percent of our passenger revenue.” However, he acknowledged the oneworld member has to “work hard to attract customers using our network.” Vauramo, formerly from Hong Kong Cargotec, said Finnair’s Helsinki Vantaa hub remains a strategic issue. “We plan to open one to two new [long-haul] destinations every year in Asia,” he said. The oneworld member outsourced one-third of its European flights to Flybe Nordic, a joint venture between UK regional Flybe and Finnair, but so far it is “difficult to say if this operation will be extended to other Finnair mainline routes.” He acknowledged the European network remains challenging.

Crude Oil and Jet Fuel

Closing Fuel Prices for Friday, June 7

Crude oil was $96.03 a barrel, up $1.27 from the previous day.

Jet fuel price was $116.64 a barrel, up $1.08.

Safety First – Tip of the Week

Safety and Wellness go hand-in-hand. Employees who maintain a healthy weight, a diet abundant in fruits and vegetables and seven to nine hours of sleep per night find that their muscles and brains work better, which helps them avoid strains and accidents. You can get your body ready to work safely by participating in Healthmatters programs.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.